UNITED STATES

          SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                       Form N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [  X ]    Merger

     [       ] Liquidation

     [       ] Abandonment of Registration

  (Note:  Abandonments of Registration answer only
  questions 1 through 15, 24, and 25 of this form and
  complete verification at the end of the form.)
     [       ]   Election of status as a Business
  Development Company
  (Note:  Business Development Companies answer only
  questions 1 through 10 of this form and complete
  verification at the end of the form.)
2.   Name of fund:  Fortis Fiduciary Fund, Inc.
3.   Securities and Exchange Commission File No.:  811-
  03269
4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [     ]  Initial Application                    [
X   ]    Amendment

5.   Address of Principal Executive Office (include No.
  & Street, City, State, Zip
             Code):
              Fortis Fiduciary Fund, Inc.
                 500 Bielenberg Drive
                   Woodbury MN 55125

6.   Name, address and telephone number of individual
  the Commission staff should
             contact with any questions regarding this
form:
                Scott R. Plummer, Esq.
              Fortis Fiduciary Fund, Inc.
                 500 Bielenberg Drive
                  Woodbury MN  55125
                    (651) 738-5602

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-
     2 under the Act [17 CFR 270.31a-1, .31a-2]:
                 Fortis Advisers, Inc.
                 500 Bielenberg Drive
                   Woodbury MN 55125
                    (651) 738-4000

8.   Classification of fund (check only one):

     [  X  ]Management company;

     [       ]   Unit investment trust; or

     [       ]   Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

     [  X  ]  Open-end     [       ]  Closed-end
10. State law under which the fund was organized or formed (e.g., Delaware,
             Massachusetts):
                       Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contract with those advisers have been terminated:
                 Fortis Advisers, Inc.
                 500 Bielenberg Drive
                   Woodbury MN 55125

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
                Fortis Investors, Inc.
                 500 Bielenberg Drive
                   Woodbury MN 55125

13. If the fund is a unit investment trust ("UIT") provide:

  (a)  Depositor's name(s) and address(es):
  (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in he fund (e.g., an insurance company
separate account)?

     [       ]  Yes         [  X  ]  No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811- _______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to
          engage in a  Merger, Liquidation or
     Abandonment of Registration?

          [  X  ]  Yes         [     ]  No

          If Yes, state the date on which the board vote took place:
                   December 11, 1997
          If No, explain:

    (b)  Did the fund obtain approval from the
  shareholders concerning the
                   decision to engage in a Merger,
  Liquidation or Abandonment of
                   Registration?

            [  X  ]  Yes      [     ]  No

            If Yes, state the date on which the
  shareholder vote took place:
                   October 20, 1998

            If No, explain:


II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the
             Merger or Liquidation?

     [  X   ]  Yes          [     ]  No
     (a) If Yes, list the date(s) on which the fund made those distributions:
                   October 22, 1998

     (b) Were the distributions made on the basis of net assets?

     [   X   ]  Yes      [      ]  No
     (c) Were the distributions made pro rata based on share ownership?

     [   X   ]  Yes      [      ]  No
     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


     (e)  Liquidations only:
     Were any distributions to shareholders made in
     kind?
     [      ]  Yes      [      ]  No

       If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of  shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?
     [      ]  Yes      [      ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:



18. Has the fund distributed all of its assets to the fund's shareholders?

     [  X   ]  Yes      [       ]  No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of  their interests?

     [      ]  Yes      [   X   ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?


     [      ]  Yes      [  X   ]  No
          If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
     (b)  Why has the fund retained the remaining assets?
     (c) Will the remaining assets be invested in securities?

     [      ]  Yes      [     ]  No
21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate
company) or any other liabilities?

     [      ]  Yes      [   X   ]  No
     If Yes,
     (a) Describe the type and amount of each debt or other liability:
     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For
     Deregistration

22.  (a)  List the expenses incurred in connection with
the Merger or Liquidation:
          (i)  Legal expenses:          $18,380.50
          (ii) Accounting expenses:     $0
          (iii)     Other expenses (list and identify
               separately):
               Printing of proxy:  $57,843.69
               Mailing of proxy:   $36,701.77
          (iv) Total expenses (sum of lines (i) - (iii) above):
                              $112,925.96

     (b) How were those expenses allocated?
       Pro rata by total net assets between Fortis
       Fiduciary Fund, Inc. and Fortis Capital Fund, a portfolio of Fortis Equity Portfolios, Inc.

     (c)  Who paid those expenses?
       Fortis Fiduciary Fund and Fortis Capital Fund.

     (d) How did the fund pay for unamortized expenses (if any)?
       Fortis Capital Fund paid the unamortized expenses of Fortis Fiduciary Fund.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [     ]  Yes      [   X   ]  No

     If Yes, cite the release numbers of the
     Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

     [      ]  Yes      [   X   ]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its
affairs?

     [      ]  Yes      [   X   ]  No

     If Yes, describe the nature and extent of those activities:


VI.  Mergers Only

26.  (a)  State the name of the fund surviving the
Merger:
   Fortis Capital Fund, a portfolio of Fortis Equity
                   Portfolios, Inc.

     (b) State the Investment Company Act file number of the fund surviving the Merger:
                       811-00558

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
                         File number:   2-11387
                         Form type:     N-14
                         Date filed:    August 14, 1998

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                     VERIFICATION
     The undersigned states that (I) he or she has
executed this Form N-8F application
for an order under section 8(f) of the Investment
Company Act of 1940 on behalf of
Fortis Fiduciary Fund, Inc.,    (ii) he or she is the
Vice President of Fortis Fiduciary Fund, Inc., and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.




                              /s/ Scott R. Plummer

                              Scott R. Plummer
                              Vice President
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